Filed by Lender Processing Services, Inc.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Act of 1934

Subject Company: Lender Processing Services, Inc.
Commission File No.:  001-34005

The information filed herewith was first provided to LPS’ employees on May 28, 2013.

KEY MESSAGES FOR DISCUSSIONS WITH INVESTORS

The following talking points are for use in discussions with investors regarding the recently announced transaction in which Lender Processing Services entered into a definitive agreement to be acquired by Fidelity National Financial.

Consideration Mix

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FNF will pay 50% of the consideration for each share of LPS common stock in cash ($16.625 per share of LPS common stock) and 50% in shares of FNF common stock (0.65224 shares of FNF common stock per share of LPS common stock) subject to a collar and the ability of FNF to alter the consideration mix by increasing the cash component and reducing the stock component.

Collar and Exchange Ratio

●	The agreement also includes a collar, which means that the exchange ratio is subject to adjustment in certain circumstances. Specifically:

o
If FNF’s average common stock price at closing is greater than $24.215, the exchange ratio remains fixed at 0.65224 per share, and LPS stockholders will receive the benefit of any price appreciation on the FNF common stock portion of the merger consideration.

o
If FNF’s average common stock price at closing is between $20.00 and $24.215 per share, FNF will increase the number of shares of FNF common stock to be received by LPS stockholders such that LPS stockholders receive $15.794 per share in value on the stock portion of the consideration ($32.419 per share in total).

o	If FNF’s average common stock price at closing is less than $20.00, the exchange ratio will be fixed at 0.7897 per share, in which event LPS will have a right to terminate the transaction.

FNF’s Ability to Alter the Consideration Mix

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Prior to the mailing of the joint proxy statement/prospectus for the LPS stockholder vote, FNF has the option to increase the cash portion of the consideration from $16.625 per share of LPS common stock up to $33.25 per share of LPS common stock with a corresponding decrease in the stock portion of the merger consideration, in which case the exchange ratio will be adjusted to reflect the new consideration mix.

●
However, if FNF elects to increase the cash portion of the consideration and FNF’s average common stock price at closing is greater than $26.763, then the exchange ratio will be increased to reflect the increased value that would have been received at closing without any change in the consideration mix.

Benefits of the Merger

●	LPS’s management and Board of Directors believe that this transaction provides compelling value for LPS stockholders.

●	LPS’s management and Board of Directors also believe this transaction is in the best interest of the company’s employees and clients.

●
The LPS Board of Directors carefully considered the alternative options available to the company before deciding that the transaction with FNF was in the best interests of LPS and its stockholders.  Information about the process that the Board went through to determine to enter into the agreement with FNF will be set forth in the proxy statement/prospectus that will be filed with the SEC.  In addition, the agreement with FNF includes a “go shop”, which means LPS can actively solicit alternative proposals until July 7, 2013.

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The transaction with FNF will create a stronger company with greater flexibility, broader product offerings and enhanced financial stability. The stock portion of the consideration will provide LPS stockholders with an opportunity to benefit from the synergies expected to result from this combination.

Additional Information and Where to Find It

This communication may be deemed to be solicitation material in respect of the proposed acquisition of LPS by FNF. In connection with the proposed acquisition, LPS and FNF intend to file relevant materials with the SEC, including FNF’s registration statement on Form S-4 that will include a joint proxy statement of FNF and LPS that also constitutes a prospectus of FNF. Investors and security holders are urged to read all relevant documents filed with the SEC, including the joint proxy statement/prospectus, because they will contain important information about the proposed transaction. Investors and security holders are able to obtain the documents (once available) free of charge at the SEC’s website, http://www.sec.gov, or for free from LPS by contacting Nancy Murphy at 904.854.8640 or for free from FNF by contacting Dan Murphy at 904.854.8120. Such documents are not currently available.

Participants in Solicitation

FNF, LPS and their respective officers and directors may be deemed, under SEC rules, to be participants in the solicitation of proxies from both companies’ shareholders with respect to this transaction. A description of any interests that any such participant may have in the transaction will be available in the joint proxy statement/prospectus (once available). Information concerning FNF’s directors and executive officers is set forth in FNF’s proxy statement for its 2013 annual meeting of stockholders, which was filed with the SEC on April 12, 2013, and its annual report on Form 10-K filed with the SEC on Feb. 27, 2013. Information concerning LPS’ directors and executive officers is set forth in LPS proxy statement for its 2013 annual meeting of stockholders, which was filed with the SEC on April 9, 2013, and its annual report on Form 10-K filed with the SEC on Feb. 25, 2013. These documents are available free of charge at the SEC’s web site www.sec.gov or from FNF and LPS using the contact information above.

Forward Looking Statements

This communication contains forward-looking statements that involve a number of risks and uncertainties. Statements that are not historical facts, including statements regarding our expectations, hopes, intentions or strategies regarding the future are forward-looking statements. Forward-looking statements are based on management’s beliefs, as well as assumptions made by, and information currently available to, management. Because such statements are based on expectations as to future financial and operating results and are not statements of fact, actual results may differ materially from those projected. LPS undertakes no obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise. The risks and uncertainties which forward-looking statements are subject to include, but are not limited to: the parties’ ability to consummate the transaction; the conditions to the completion of the transaction, including the receipt of stockholder approvals; the regulatory approvals required for the transaction may not be obtained on the terms expected or on the anticipated schedule; the parties’ ability to meet expectations regarding the timing, completion and accounting and tax treatments of the transaction; the possibility that the parties may be unable to achieve expected synergies and operating efficiencies in the arrangement within the expected time-frames or at all and to successfully integrate LPS’s operations into those of FNF; such integration may be more difficult, time-consuming or costly than expected; operating costs, customer loss and business disruption (including, without limitation, difficulties in maintaining relationships with employees, customers, clients or suppliers) may be greater than expected following the transaction; the retention of certain key employees of LPS may be difficult; changes in general economic, business and political conditions, including changes in the financial markets; weakness or adverse changes in the level of real estate activity, which may be caused by, among other things, high or increasing interest rates, a limited supply of mortgage funding or a weak U. S. economy; and other risks detailed in the parties’ filings with the Securities and Exchange Commission (“SEC”), including LPS’s and FNF’s most recent Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K. FNF and LPS assume no obligation to update the information in this communication, except as otherwise required by law.

Non-Solicitation

This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.